SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 10)

                    Under the Securities Exchange Act of 1934



                       TRUMP HOTELS & CASINO RESORTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   898168 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert M. Pickus
                     Executive Vice President and Secretary
                       Trump Hotels & Casino Resorts, Inc.
                        1000 Boardwalk at Virginia Avenue
                             Atlantic City, NJ 08401
                                 (609) 449-5570
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Thomas M. Cerabino, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                                 August 9, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

                                  SCHEDULE 13D

------------------------------                   ------------------------------
CUSIP No.   898168 10 9                          Page 1 of 9 Pages
------------------------------                   ------------------------------
-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Donald J. Trump
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        PF
-------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                              [ ]

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
-------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      22,161,343
               ----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          3,618,267
OWNED BY       ----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           22,161,343
               ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      3,618,267
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        25,679,610
-------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                       [ ]

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        56.4%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                   ------------------------------
CUSIP No.   898168 10 9                          Page 2 of 9 Pages
------------------------------                   ------------------------------
-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Trump Casinos, Inc.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO
-------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                              [ ]

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New Jersey
-------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
              -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          1,407,017
OWNED BY       ----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           0
               ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      1,407,017
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,407,017
-------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                       [ ]

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.5%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                   ------------------------------
CUSIP No.   898168 10 9                          Page 3 of 9 Pages
------------------------------                   ------------------------------
-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Trump Casinos II, Inc.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO
-------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                              [ ]

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               ----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          2,211,250
OWNED BY       ----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           0
               ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      2,211,250
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,211,250
-------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                       [ ]

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.9%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
-------------------------------------------------------------------------------

     This Amendment No. 10 to Schedule 13D (this "Amendment") is being filed on behalf of Mr. Donald J. Trump, Trump Casinos, Inc. ("TCI") and Trump Casinos II, Inc. (together with Mr. Trump and TCI, the "Reporting Entities"), and amends the
Schedule 13D filed by the Reporting Entities on June 22, 1995 (the "Initial
Schedule 13D"), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9 to the Initial Schedule 13D filed by the Reporting Entities on April 25, 1996, October 16, 1996, March 26, 1997, April 30, 1999, January 18, 2001, July 3, 2001, August 10, 2001, April 25, 2002 and June 18,
2003, respectively (the Initial Schedule 13D, together with all such amendments thereto, this "Schedule 13D"). This Amendment relates to the common stock, par value $0.01 per share (the "Common Stock"), of Trump Hotels & Casino Resorts, Inc., a Delaware corporation (the "Company"). This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Reporting Entities are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Entity disclaims beneficial ownership of all of shares of Common Stock, other than those reported herein as being owned by it.


Item 4. Purpose of Transaction.

     Item 4 is hereby amended by adding the following paragraph to the end thereof:

     On August 9, 2004, Mr. Trump, as the beneficial owner of debt and equity securities of the Company and its subsidiaries, entered into a Restructuring Support

Agreement (the "Restructuring Support Agreement") with (i) the Company and certain of its subsidiaries and (ii) certain holders of the 11.25% First Mortgage Notes due 2006 of Trump Atlantic City Associates and Trump Atlantic City Funding, Inc., Trump Atlantic City Funding II, Inc. and Trump Atlantic City Funding III, Inc. regarding a proposed recapitalization (the "Potential Recapitalization") of the Company and its subsidiaries as provided in the term sheet (the "Term Sheet") attached as an exhibit to the Restructuring Support Agreement. Pursuant to and in accordance with the Restructuring Support Agreement, subject to certain conditions, the parties thereto, including Mr. Trump (as the beneficial owner of debt and equity securities of the Company and its subsidiaries), have agreed to, among other things, (i) negotiate in good faith the terms of definitive agreements, instruments and other documentation under which the Potential Recapitalization will be consummated as contemplated by the Term Sheet, (ii) not take certain actions that would delay or impede the consummation of the Potential Recapitalization as contemplated by the Term Sheet, and (iii) use their respective commercially reasonable efforts to take or cause to be taken such actions as are commercially reasonably necessary to consummate the Potential Recapitalization as contemplated by the Term Sheet.

     Upon the successful completion of the Potential Recapitalization, Mr. Trump would acquire Common Stock or Common Stock equivalents in exchange for the contribution by him of certain debt securities of a subsidiary of the Company beneficially owned by him and in consideration of entering into certain new contractual arrangements with the Company and certain of its subsidiaries. Mr. Trump also would have the right to invest $55,000,000 into the recapitalized Company, in each case as contemplated by the

Term Sheet. If such investment were made in full: (i) Mr. Trump would beneficially own approximately 25% of the Common Stock of the recapitalized Company, consisting of Common Stock and/or Common Stock equivalents, and warrants to purchase Common Stock; (ii) Mr. Trump would receive a parcel of land owned by the Company in Atlantic City, New Jersey constituting the former World's Fair site, which may be developed for non-gaming related use, and the Company's interest in the Miss Universe pageant; and (iii) the recapitalized Company would enter into a renewable three-year development agreement with Mr. Trump pursuant to which The Trump Organization (which is controlled by Mr. Trump) would have a right of first offer to serve as the Company's general contractor, on commercially reasonable arm's length terms, with respect to construction and development projects for casinos and casino hotels and related lodging at the Company's existing and future properties. The terms of the Proposed Recapitalization contemplate that the recapitalized Company's Board of Directors would consist of nine members, of which (i) three members (at least one of whom would be an independent director) would be nominated exclusively by Mr. Trump, and (ii) one member, who would be an independent director, would be nominated by one or more other stockholders of the Company, subject to Mr. Trump's agreement with such nomination, provided that the composition of the recapitalized Company's Board of Directors will be subject to applicable law and regulations and securities exchange rules. The number of directors that Mr. Trump would be able to nominate to the recapitalized Company's Board of Directors would be subject to adjustment based on the extent of his ownership of the recapitalized Company's Common Stock and Common Stock equivalents at any given time. The foregoing summary is qualified in its entirety by reference to the Restructuring Support Agreement (including the exhibits thereto), a copy of which is filed as Exhibit XIII to this Amendment and incorporated in this Schedule 13D by reference.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended by deleting the second full paragraph thereof and replacing it with the following paragraph:

     As of August 11, 2004, there were 29,904,764 shares of Common Stock and 1,000 shares of Class B Common Stock (having a voting equivalency of 13,918,723 shares of Common Stock) of the Company outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended by adding the following paragraph to the end thereof:

     Pursuant to and in accordance with the Restructuring Support Agreement, subject to certain conditions, the parties thereto, including the Mr. Trump (as the beneficial owner of debt and equity securities of the Company and its subsidiaries), have agreed to take or cause to be taken certain actions for the purpose of consummating the Potential Recapitalization as contemplated by the Term Sheet. The foregoing summary is qualified in its entirety by reference to the Restructuring Support Agreement (including the exhibits thereto), a copy of which is filed as Exhibit XIII to this Amendment and incorporated in this
Schedule 13D by reference.

Item 7. Material to be Filed as Exhibits.

     Item 7 is hereby amended by adding the following Exhibit:

Exhibit XIII: Restructuring Support Agreement, dated as of August 9, 2004, by and among Donald J. Trump, the Company, certain subsidiaries of the Company and certain holders of the 11.25% First Mortgage Notes due 2006 of Trump Atlantic City Associates and Trump Atlantic City Funding, Inc., Trump Atlantic City Funding II, Inc. and Trump Atlantic City Funding III, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Trump Hotels & Casino Resorts, Inc., filed on August 10, 2004).

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Dated:  August 12, 2004            Donald J. Trump
                                   ------------------------------------
                                   Name: Donald J. Trump


Dated:  August 12, 2004            TRUMP CASINOS, INC.



                                   By:  Donald J. Trump
                                        -------------------------------
                                        Name:   Donald J. Trump
                                        Title:  President and Treasurer


Dated:  August 12, 2004            TRUMP CASINOS II, INC.



                                   By:  Donald J. Trump
                                        -------------------------------
                                        Name:   Donald J. Trump
                                        Title:  President and Treasurer